Exhibit 99.1

Adagene Achieves Milestone in Collaboration with Exelixis for Advancement of SAFEbody® Antibody-Drug Conjugate Candidates

SAN DIEGO and SUZHOU, China, September 9, 2026 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies, today announced the achievement of a milestone in its ongoing collaboration and license agreement with Exelixis, Inc. (“Exelixis”).

The milestone achievement is related to a preclinical milestone event for XB404 and resulted in a $2.0 million milestone payment from Exelixis. XB404, built with Adagene’s SAFEbody masking technology, is designed to deliver a cytotoxic payload to ROR1/2-expressing tumors while minimizing on-target, off-tumor side effects. An additional payment to Adagene was triggered by the selection of candidates for another SAFEbody® antibody-drug conjugate (ADC) program. Exelixis has the right to utilize Adagene's SAFEbody technology platform to generate masked monoclonal antibodies for the development of masked ADC candidates.

Adagene is eligible to receive development and commercialization milestones and royalties on net sales of products developed.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody® precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody®, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, muzastotug (ADG126), is a masked, anti-CTLA-4 SAFEbody with FDA Fast Track designation that targets a unique epitope of CTLA-4 in regulatory T cells (Tregs) in the tumor microenvironment. Muzastotug is currently in Phase 1b/2 and Phase 2 clinical studies in combination with anti-PD-1 therapy, particularly focused on microsatellite stable (MSS) metastatic colorectal cancer (CRC). Validated by ongoing clinical research, the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multi-specific T-cell engagers.

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NEObody® is a registered trademark in the United States, China, Australia, Japan, Singapore, Switzerland, Korea, United Kingdom and the European Union. SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, including statements regarding expected clinical development plans. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the underlying drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Contacts:

Raymond Tam
Raymond_tam@adagene.com

Corey Davis
LifeSci Advisors
cdavis@lifesciadvisors.com

Media Contact:

Ian Stone

LifeSci Communications

istone@lifescicomms.com

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